

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 23, 2019

F. Mark Wolfinger
Chief Financial Officer
Denny's Corporation
203 East Main Street
Spartanburg, South Carolina 29319-0001

     Re: Denny's Corporation
         Form 10-K for the Fiscal Year Ended December 26, 2018
         Form 10-Q for the Fiscal Quarter Ended June 26, 2019
         File No. 000-18051

Dear Mr. Wolfinger:

     We have completed our review of your filings. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                         Sincerely,

                         Division of Corporation Finance
                         Office of Transportation and Leisure